UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of October 14, 2004.

Commission File Number 33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

14 October 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited 2011 Capital Notes

I attach a copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited, in relation to an interest payment to holders of the 2011 Capital Notes.

The 2011 Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27 June 2003.

Yours sincerely

HELEN GOLDING
Company Secretary / Group Legal Counsel

Encl

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED
REGISTERED ADDRESS:
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST TAMAKI
ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

14 October 2004

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited 2011 Capital Notes

Please find attached the Appendix 7 pursuant to Listing Rule 7.12.2 in relation to the next interest payment to be made to holders of the 2011 Capital Notes.

The 2011 Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27 June 2003.

Yours faithfully

HELEN GOLDING

Company Secretary / Group Legal Counsel
Burns, Philp & Company Limited

Encl

A MEMBER OF THE BURNS PHILP GROUP OF COMPANIES

APPENDIX 7 — NZX CONDUCT RULES	TO FAX ++64-4-473-1470

Notice of event affecting securities New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.	Number of pages including this one (Please provide any other relevant details on additional pages)	1

Full name of Issuer	GOODMAN FINANCE LIMITED

Name of officer authorised to make this notice	HELEN GOLDING		Authority for event, e.g. Directors’ resolution	The Capital Notes Trust Deed dated 30 April 2003

Contact phone number	(612) 9259 1371	Contact fax number	(612) 9247 3272	Date	14 / 10 / 2004

Nature of event	Bonus Issue	☐	If ticked, state whether:	☐	Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☑	Rights Issue Renouncable	☐

Tick as appropriate	Rights Issue non-renouncable	☐	Capital change	☐	Call	☐	Dividend ☐	If ticked, state whether:	Interim	☐	Full Year	☐	Special	☐

EXISTING securities affected by this	If more than one security is affected by the event, use a separate form.

Description of the class of securities	2011 CAPITAL NOTES GFL020	ISIN	NZGFLD 0002S8
If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	N/A	ISIN	N/A If unknown, contact NZX

Number of Securities to be issued following event	N/A	Minimum Entitlement	N/A	Ratio, e.g 1 for 2	☐	for	☐

Conversion, Maturity, Call Payable or Exercise Date	N/A	Treatment of Fractions N/A

	Enter N/A if not applicable	Tick if pari passu	☐	OR	provide an explanation of the ranking	N/A

Strike price per security for any issue in lieu or date Strike Price available.			N/A

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

		Source of Payment	N/A

Amount per security	9.95% INTEREST RATE

Currency	NZD	Supplementary dividend details - Listing Rule 7.12.7	Amount per security in dollars and cents Date Payable	$ N/A N/A

Total monies	965,548.00

Taxation	Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	N/A	Resident Withholding Tax	N/A	Credits (Give details)	$ N/A

Timing	(Refer Appendix 8 in the Listing Rules)

Record Date 5pm		Application Date

For calculation of entitlements - must be the last business day of a week	Friday 29 October 2004	Also, Call Payable, Dividend /Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	15/11/04 — interest payable
Notice Date		Allotment Date

Entitlement letters, call notices, conversion notices mailed	N/A	For the issue of new securities. Must be within 5 business days of record date.	N/A

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:	Security Code:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:	Security Code:
Cease Quoting Old Security 5pm:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date October 14, 2004	By: /s/ HELEN GOLDING

(Signature)*
HELEN GOLDING
Company Secretary

* Print the name and title under the signature of the signing officer